Exhibit 5
                             [USA Interactive Logo]


BARRY DILLER
Chairman and
Chief Executive Officer



                                  June 2, 2002


Board of Directors
Ticketmaster
3701 Wilshire Blvd.
Los Angeles, CA  90010

To the Board of Directors:

         Today we are beginning a process that while complex we believe is in the best interest of all Ticketmaster shareholders. I am writing you now in the formal manner necessary in these matters, rather than in the conversational or colloquial way I would far prefer, to let you know that USA Interactive ("USA") intends to commence a transaction whereby USA would increase its equity ownership, up to 100%, in Ticketmaster (the "Company") through an exchange offer to be made to the Company's public stockholders.

         USA values its relationship with the Company's independent Board members and management. We want to be clear that we in no way regard this proposal as "hostile." We will be pleased to discuss this at any time - both with company management, as well as a special committee of the Company's disinterested directors (the "Special Committee"), which we expect will be formed to consider this matter. We are prepared to discuss process, structure or whatever else that management or the Special Committee and its advisors deem appropriate, including alternative transaction structures such as a merger, whether before or during the exchange offer.

         What we do feel about this proposed transaction is that it is very much in the interests of the Company's public stockholders and the Company's business. USA is a leading interactive commerce company, with multiple, profitable interactive businesses and, we believe, the potential for dramatic growth. By exchanging their shares in the Company for shares in USA, the Company's public stockholders would participate in the opportunity and upside of USA while retaining a continued ownership interest in the Company's businesses through an ownership interest in USA.

         USA's current structure, with multiple public subsidiaries, is an unusual one. Although we could continue to operate with the current structure, we think a reconfiguration of the USA family along the lines we propose is in everyone's interest. The transaction we propose, if concluded alone or together with the other transactions mentioned below, would enhance our collective ability to pursue a coordinated strategy for all of USA's businesses, with the interests of all of those businesses aligned.



    152 West 57th Street, 42nd Floor, New York, New York 10019 212.314.7333
                                Fax 212.314.7339

         TO THE PROPOSAL:

         In the exchange offer, stockholders will be offered the opportunity to exchange their shares in the Company on the basis of 0.8068 USA shares for each Company share tendered for exchange. Based on May 31, 2002, closing prices, our proposal values each outstanding share of the Company's common stock at $22.99 per share, which reflects a 7.5% premium to the Company's closing price on that day.

         In the event that USA owns at least 90% of the outstanding shares of each class of the Company's common stock as a result of the exchange offer, USA would thereafter effect a merger of the Company with or into USA or an affiliate of USA on the same terms as the exchange offer. However, the exchange offer would not be conditioned on USA receiving 90% of the shares of any class of stock.

         We intend to commence the exchange offer in the near future. You should know that we intend to pursue similar transactions with Expedia, Inc. and Hotels.com, and issue appropriate public announcements. None of these transactions would be conditioned on any other.

         We know this will all be time consuming for you to sort through in your role as Directors amid all the other responsibilities in your lives. We haven't taken this step lightly, and so we don't presume upon your time without believing this is the best future course for all of us. We also recognize that for all sorts of reasons this may never result in more than conversation...it's not meant to be a hard process and our attitude about this is that eventually in the great scheme of time these companies will come together. While we very much believe the timing is now, we're also ultimately neutral in any precise demarking of same. We do, though, look forward to working through all of this together with you.



                                           Sincerely,


                                           /s/  Barry Diller